Exhibit (h) (3) (aa)
AMENDMENT TO THE PLF
EXPENSE LIMITATION AGREEMENT III
     THIS AMENDMENT TO THE EXPENSE LIMITATION AGREEMENT III (the “Amendment”) effective July 1, 2012, between Pacific Life Funds (the “Trust”), a Delaware statutory trust, on behalf of the Funds designated in Schedule A hereto, and Pacific Life Fund Advisors LLC (“Adviser” or “PLFA”), a Delaware limited liability company.
     WHEREAS, the Trust and Adviser are parties to a certain Expense Limitation Agreement III dated December 19, 2011 (the “Agreement”); and
     WHEREAS, the Trust and Adviser desire to amend the Agreement upon the following terms and conditions;
     NOW THEREFORE, in consideration of the renewal of promises and mutual covenants contained in the Agreement and the good and fair consideration, the receipt and sufficiency of which are hereby acknowledged, the Trust and Adviser hereby agree as follows:
1)	The second paragraph of Section I, titled “Operating Expense Limit”, is hereby deleted in its entirety and replaced with the following:
“The operating expense limit with respect to each of the applicable Funds shall be set forth in Schedule A hereto (the “Operating Expense Limit”), based on a percentage of the average daily net assets of each of the applicable Funds for the period described in Section I.D. The Adviser may elect to lower the expense caps and/or extend the time period further by amendment to Schedule A of this Agreement.”
2)	The first paragraph of Section II is hereby deleted in its entirety and replaced with the following:
“The Agreement shall have an initial term through at least the expiration date set forth on the attached Schedule A. The Adviser may elect to extend beyond the initial term, by amendment to Schedule A to this Agreement. In addition, this Agreement shall terminate upon termination of the Advisory Agreement, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ written notice to the Adviser at its principal place of business. The repayment obligations described in Section I.F. of the Agreement shall survive for the period indicated in that Section.”
3)	Schedule A to the Agreement is hereby deleted in its entirety and replaced with the Schedule A attached hereto.
4)	Except as expressly supplemented, amended or consented to hereby, all of the representations, terms, covenants and conditions of the Agreement shall remain unchanged and shall continue in full force and effect.
5)	Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers designated below on the day and year first above written.
PACIFIC LIFE FUNDS, on behalf of the applicable Funds

By:	/s/ Howard T. Hirakawa	By:	/s/ Laurene E. MacElwee

	Name: Howard T. Hirakawa		Name: Laurene E. MacElwee
	Title: Vice President		Title: VP & Assistant Secretary
PACIFIC LIFE FUND ADVISORS LLC

By:	/s/ Howard T. Hirakawa	By:	/s/ Laurene E. MacElwee

	Name: Howard T. Hirakawa		Name: Laurene E. MacElwee
	Title: VP, Fund Advisor Operations		Title: VP & Assistant Secretary

SCHEDULE A
to the PACIFIC LIFE FUNDS
EXPENSE LIMITATION AGREEMENT III
Maximum Operating Expense Limit
(as a Percentage of average daily net assets)

Fund:	Contractual Rate	Effective Date	Termination Date
PL High Income Fund	0.20%	December 19, 2011	June 30, 2015
PL Short Duration Income Fund	0.20%	December 19, 2011	June 30, 2015
PL Strategic Income Fund	0.20%	December 19, 2011	June 30, 2015
PL Income Fund	0.20%	July 1, 2014	June 30, 2015
PL Floating Rate Income Fund	0.20%	January 1, 2015	June 30, 2015
Effective: July 1, 2012